UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2026
Commission File Number 001-40974
GLOBALFOUNDRIES Inc.
400 Stonebreak Road Extension
Malta, NY 12020
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
    Form 20-F ☒  Form 40-F ☐

On February 11, 2026, GLOBALFOUNDRIES Inc. (the “Company” or “GF”) announced that Niels Anderskouv intends to resign as President and Chief Operating Officer of the Company, effective as of March 2, 2026, to pursue another professional opportunity. Mr. Anderskouv’s decision to resign did not result from any dispute or disagreement with the Company, including with respect to any matters relating to the Company’s operations or policies.
“I want to take a moment to recognize and celebrate Niels’ many contributions to GF and the great partnership he has built with me and our leadership team over the past few years,” said Tim Breen, Chief Executive Officer of the Company. “His leadership helped shape a clear technology roadmap and deepen our partnerships with customers, positioning GF to deliver differentiated solutions and long-term value.”
The responsibilities of President and Chief Operating Officer will be assumed by Mr. Breen and other members of the executive leadership team.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBALFOUNDRIES Inc.

Date: February 11, 2026	By:	/s/ Sam Franklin
	Name:	Sam Franklin
	Title:	Chief Financial Officer